									Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

			Years Ended December 31,
	2013		2012		2011		2010		2009
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$517,015		$505,478		$282,237		$26,217		$226,896
AFUDC - equity	(15,930)		(25,469)		(32,430)		(12,677)		(4,177)
AFUDC - debt	(11,261)		(22,216)		(29,949)		(14,157)		(9,215)
Total	$489,824		$457,793		$219,858		$(617)		$213,504
Fixed charges:
Interest expense	$261,377		$247,013		$231,416		$235,011		$211,742
Other interest	15,930		25,469		32,430		12,677		4,177
Portion of rentals representative of the interest factor	10,257		10,251		8,767		5,391		10,212
Total	$287,564		$282,733		$272,613		$253,079		$226,131
Earnings available for combined fixed charges	$777,388		$740,526		$492,471		$252,462		$439,635

Ratio of Earnings to Fixed Charges	2.70	x	2.62	x	1.81	x	1.00	x	1.94	x